June 3, 2011

Sandra Hunter
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Puravita Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed May 24, 2011
File No. 333-172892

Dear Ms. Hunter:

The following are the responses to your comment letter of June 3, 2011.

General

1.  Please file an updated auditor’s consent as required by Item 601 of Regulation S-K.

Updated auditors consent attached.

Item 4—Use of Proceeds, page 15

2.       We note your response to comment 2 of our letter dated May 18, 2011 in which you have revised your disclosure in footnote 1 to the table on page 15.  We note you indicate in footnote 1 that the category of General Working Capital may include effecting a business combination.    We further note you also indicate that the amount in escrow will only be available to the Company post-acquisition.  Please revise to clarify.

The reference to General Working Capital including effecting an acquisition has been deleted.

Very truly yours,

/s/ Rory O’Dare
Rory O’Dare, President
Puravita Corporation